SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 14, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

December 14, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan –December 14, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of January 1, 2011

Director Representative Executive Officer President and Chief Operating Officer	Director Deputy President Investment Banking Head of Global Business & Alternative Investment Headquarters	Makoto Inoue

Director Representative Executive Officer Deputy President and Chief Financial Officer Corporate Planning Department Corporate Communications Department Financial Control Headquarters	Director Deputy President and Chief Financial Officer Corporate Planning Department Corporate Communications Department Financial Control Headquarters	Haruyuki Urata

Director Vice Chairman	Director Representative Executive Officer President and Chief Operating Officer	Yukio Yanase

Corporate Senior Vice President Deputy Head of Domestic Sales Administrative Headquarters: Head of Kinki Sales Group Osaka Deputy Representative	Group Senior Vice President President, ORIX Auto Corporation	Eiji Mitani

Corporate Senior Vice President Deputy Head of Domestic Sales Administrative Headquarters: Head of District Sales	Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales	Katsutoshi Kadowaki

Executive Officer Head of Global Business & Alternative Investment Headquarters	Executive Officer Deputy Head of Global Business & Alternative Investment Headquarters	Hideo Ichida

Executive Officer Deputy President, ORIX USA Corporation	Deputy President, ORIX USA Corporation	Hideto Nishitani

Group Senior Vice President President, ORIX Auto Corporation	Executive Officer Domestic Sales Administrative Headquarters: Head of Kinki Sales Group Osaka Deputy Representative	Katsunobu Kamei

New Position	Present Position	Name
Changes Effective as of December 31, 2010

Retire*1	Executive Officer Chairman, ORIX USA Corporation	Yuki Ohshima

Retire*2	Executive Officer Deputy Head of Risk Management Headquarters	Kenichi Miyauchi

Retire*3	Executive Officer Deputy Head of Real Estate Headquarters	Hiroshi Yasuda

*1	Yuki Ohshima will remain Chairman, ORIX USA Corporation, and will be appointed Special Advisor to CEO on January 1, 2011.
*2	Kenichi Miyauchi will be appointed Special Advisor to Risk Management Headquarters on January 1, 2011.
*3	Hiroshi Yasuda will be appointed President, ORIX Asset Management Corporation on January 4, 2011.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2009 – March 31, 2010.”

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